SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       ADVANCED COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)


                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                   00751B 10 6
                                 (CUSIP Number)

                                Rod K. Cutsinger
                          3355 West Alabama, Suite 580
                              Houston, Texas 77098
                                 (713) 599-0101

                                    Copy to:

               Edgar J. Marston III Bracewell & Patterson, L.L.P.
                         2900 South Tower Pennzoil Place
                                  711 Louisiana
                              Houston, Texas 77002
                                 (713) 223-2900

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                February 18, 1998
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
                     13G to report this acquisition which is
                 the subject of this Schedule 13D, and is filing
                this Schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of
                        the Act (however, see the Notes).

                              Page 1 of 12 Pages.

                                                              Page 2 of 12 Pages
CUSIP NO.: 00751B 10 6

                                 SCHEDULE 13D

    1     NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

          Rod K. Cutsinger

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [XX]
          (b) [  ]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

          [  ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

    7     Sole Voting Power

          76,739 shares

    8     SHARED VOTING POWER

          7,560,780 shares

    9     SOLE DISPOSITIVE POWER

          76,739 shares

   10     SHARED DISPOSITIVE POWER

          7,560,780 shares

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,637,519 shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.9%

   14     TYPE OF REPORTING PERSON

          IN

                                                              Page 3 of 12 Pages
CUSIP NO.: 00751B 10 6

                                SCHEDULE 13D

    1     NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

          Consolidation Partners Founding Fund, L.L.C.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [XX]
          (b) [  ]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

          [  ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

    7     Sole Voting Power

          -0-

    8     SHARED VOTING POWER

          7,560,780 shares

    9     SOLE DISPOSITIVE POWER

          -0-

   10     SHARED DISPOSITIVE POWER

          7,560,780 shares

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,560,780 shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [  ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.5%

   14     TYPE OF REPORTING PERSON

          OO

                                                              Page 4 of 12 Pages
CUSIP NO.: 00751B 10 6

                                SCHEDULE 13D

    1     NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

          Consolidation Partners, L.L.C.

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [XX]
          (b) [  ]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*

          WC

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

          [  ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Texas

    7     Sole Voting Power

          -0-

    8     SHARED VOTING POWER

          7,560,780 shares

    9     SOLE DISPOSITIVE POWER

          -0-

   10     SHARED DISPOSITIVE POWER

          7,560,780 shares

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,560,780 shares

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          38.5%

   14     TYPE OF REPORTING PERSON

          OO

                                                              Page 5 of 12 Pages

                                SCHEDULE 13D

Item 1.   SECURITY AND ISSUER.

      This Schedule 13D relates to the common stock, par value $.0001 per share ("Common Stock"), of Advanced Communications Group, Inc., a Delaware corporation ("ACG"). The principal executive offices of ACG are located at 390 South Woods Mill Road, Suite 150, St. Louis, Missouri 63017.

Item 2.   IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by (a) Rod K. Cutsinger, (b) Consolidation Partners Founding Fund, L.L.C., a Texas limited liability company ("CPFF"), and
(c) Consolidation Partners, L.L.C., a Texas limited liability company ("Consolidation Partners"). Rod K. Cutsinger, CPFF and Consolidation Partners acknowledge that they are a group for purposes of this Schedule 13D. The business and affairs of CPFF are to be managed under the direction of its Managers. The only Managers of CPFF are Rod K. Cutsinger and Brad K. Cutsinger, the son of Rod K. Cutsinger. The Managers of CPFF may also elect officers. The only officers of CPFF are Rod K. Cutsinger (Chairman, President, Treasurer and Managing Director) and Brad K. Cutsinger (Secretary and Managing Director). The Managers of CPFF are elected by the holders of its Class B Interests. Consolidation Partners owns 100% of the Class B Interests of CPFF. Similarly, the business and affairs of Consolidation Partners are to be managed under the direction of its Managers. The only Managers of Consolidation Partners are Rod
K. Cutsinger, Brad K. Cutsinger and Sue Nan Cutsinger, the wife of Rod K. Cutsinger and mother of Brad K. Cutsinger. The Managers of Consolidation Partners may also elect officers. The only officers of Consolidation Partners are Rod K. Cutsinger (Chairman, President and Chief Executive Officer), Brad K. Cutsinger (Managing Director, Secretary and Assistant Treasurer), and Sue Nan Cutsinger (Managing Director, Treasurer and Assistant Secretary). The Managers of Consolidation Partners are elected by its members. Rod K. Cutsinger and Sue Nan Cutsinger hold 80% of the membership interests in Consolidation Partners, Brad K. Cutsinger 1985 Trust c/o Rod K. Cutsinger, Trustee, holds 15% of the membership interests, and Jill Noel Cutsinger 1985 Trust c/o Rod K. Cutsinger, Trustee, holds the remaining 5% of the membership interests.

      The business address of Rod K. Cutsinger, Brad K. Cutsinger, Sue Nan Cutsinger, CPFF and Consolidation Partners is 3355 West Alabama, Suite 580, Houston, Texas 77098. The present principal occupations or employments of Rod K. Cutsinger and Brad K. Cutsinger are as Managers and officers of CPFF. The present principal occupation of Sue Nan Cutsinger is housewife. Rod K. Cutsinger, Sue Nan Cutsinger and Brad K. Cutsinger are citizens of the United States.

      During the past five years, neither Rod K. Cutsinger, Sue Nan Cutsinger, Brad K. Cutsinger, CPFF nor Consolidation Partners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

                                                              Page 6 of 12 Pages

mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Rod K. Cutsinger, Brad K. Cutsinger and CPFF acquired their shares of Common Stock of ACG in the Merger (as defined in Item 4 below). Each of them had used personal funds or working capital which had not been borrowed to acquire their shares of Advanced Communications Corp., a Delaware corporation ("AC Corp."), which became shares of Common Stock of ACG in the Merger.

      CPFF was formed in May 1996 by the Rod Cutsinger family interests to pursue various types of consolidation transactions. CPFF concluded its initial private placement of Class A Interests in September 1996, at which time an aggregate of $2,220,000 Class A Interests had been issued. At the same time, Consolidation Partners, as holder of the Class B Interests, contributed 1.01% of the amount of the contribution of the Class A Interest holders. $1,520,000 of Class A Interests were issued for cash in the private placement; $350,000 of Class A Interests were issued to Rod K. Cutsinger in exchange for intangible personal property, including business plans, confidentiality agreements, organizational documents of CPFF, and economic projections; $250,000 of Class A Interests were issued to Rod K. Cutsinger for $5,000 cash and a $245,000 promissory note; and $100,000 of Class A Interests were issued to Brad K. Cutsinger for $5,000 cash and a $95,000 promissory note. The promissory notes of Rod Cutsinger and Brad Cutsinger bore interest at 8% per annum, were payable upon the first to occur of the consummation of the initial public offering of ACG or December 31, 1998, and were secured by a pledge of the acquired Class A Interests. Both notes have been paid in full, primarily as a result of the application of the salaries of $20,000 and $5,000 per month from CPFF which Rod
K. Cutsinger and Brad K. Cutsinger were otherwise entitled to receive, to the reduction of the principal balances of these notes.

      In September 1997, November 1997, and January 1998, CPFF concluded private placements of an aggregate of $1,880,000 of additional Class A Interests. At the same time, Consolidation Partners contributed an aggregate of $18,990 to the capital of CPFF. In consideration of the agreements of four Class A Interest owners to subscribe and oversubscribe for certain of these Class A Interests, Rod K. Cutsinger agreed to deliver to such persons certificates representing 230,418 shares of his Common Stock. Additionally, in consideration for the subscription of three other existing Class A Interest owners for an aggregate of $200,000 of Class A Interests, Rod K. Cutsinger transferred to such persons for nominal consideration an aggregate of $44,400 of his Class A Interests. Because of subscriptions and oversubscriptions for in excess of the amounts offered in those private placements, neither Rod K. Cutsinger or Brad K. Cutsinger acquired any additional Class A Interests in those transactions.

Item 4.   PURPOSE OF TRANSACTION.

      Prior to February 18, 1998, all of the 1,000 outstanding shares of Common Stock of ACG was owned by AC Corp. On September 29, 1997, AC Corp. incorporated ACG as a wholly owned

                                                              Page 7 of 12 Pages

subsidiary under the laws of the state of Delaware. ACG was founded to create a regional competitive local exchange carrier that provides an integrated portfolio of telecommunications services principally to business customers in selected service areas of Southwestern Bell Telephone Company and U S WEST Communications, Inc. As of October 6, 1997, ACG entered into new definitive agreements to acquire the stock or assets of six telecommunications service providers, one yellow page publisher, two telephone equipment sales and maintenance companies, and a 49% interest in a company owning a fiber optic network (collectively, the "Acquired Companies"), that replaced the definitive agreements that had been entered into earlier between AC Corp., certain of its subsidiaries and the Acquired Companies. Also as of October 6, 1997, ACG, AC Corp. and a wholly owned subsidiary of ACG entered into an Agreement of Merger pursuant to which, after the consummation of a reverse stock split of AC Corp. and concurrently with the closing of the acquisitions of the Acquired Companies (the "Acquisitions"), AC Corp. would be merged with the subsidiary of ACG, with AC Corp. as the surviving corporation (the "Merger"). In the Merger, each share of common stock of AC Corp. would be converted into one share of Common Stock of ACG, ACG would succeed to all options and warrants of AC Corp., and AC Corp. would become a wholly owned subsidiary of ACG.

      On October 10, 1997, ACG filed with the Securities and Exchange Commission a Registration Statement on Form S-1 (the "Registration Statement") relating to the initial public offering of its Common Stock (the "Offering"). A portion of the proceeds of the Offering were to be used to pay the cash portion of the consideration in the Acquisitions. The Registration Statement was declared effective on February 12, 1998.

      On February 17, 1998, AC Corp. effected an approximately one-for-2.645 reverse stock split, pursuant to which each outstanding share of AC Corp. common stock became .378039021 shares of such common stock (the "Reverse Stock Split").

      On February 18, 1998, ACG consummated the Offering, the Acquisitions and the Merger. As a result of the Merger, ACG issued shares of Common Stock described in Item 5 to CPFF, Rod K. Cutsinger and Brad K. Cutsinger.

      In connection with the Offering, the Common Stock was listed on the New York Stock Exchange (the "NYSE"). In the Registration Statement, ACG stated that promptly after the Offering it intends to identify and appoint two additional independent directors to its Board and the Audit Committee no later than the 1998 annual meeting of stockholders in order to satisfy the requirements of the NYSE.

      Except as set forth in this Schedule 13D, none of Rod K. Cutsinger, Sue Nan Cutsinger, Brad K. Cutsinger, CPFF or Consolidation Partners has any plans or proposals which would result in: (a) the acquisition by any person of additional securities of ACG, or the disposition of any securities of ACG; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACG or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of ACG or any of its subsidiaries; (d) any change in the present board of directors or management of ACG, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any other material change in the present

                                                              Page 8 of 12 Pages

capitalization or dividend policy of ACG; (f) any other material change in ACG's business or corporate structure; (g) changes in ACG's Certificate of Incorporation or By-Laws or other action which may impede the acquisition of ACG by any person; (h) causing a class of securities of ACG to be delisted from a national securities exchange or cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; or (i) a class of equity securities of ACG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

      CPFF owns beneficially 7,560,780 shares of Common Stock. Voting power and dispositive power with respect to such shares is shared with Consolidation Partners, Rod K. Cutsinger, Sue Nan Cutsinger and Brad K. Cutsinger. Consolidation Partners and Sue Nan Cutsinger beneficially own no other shares of Common Stock.

      Under the terms of the corporate regulations of CPFF, CPFF is obligated to distribute shares in a consolidating company such as ACG as soon as practicable after the consummation of that company's initial public offering. Shares of Common Stock in ACG held by CPFF will be distributed to the holders of its Class A and Class B Interests on a fifty-fifty basis until the holders of the Class A Interests have received shares of Common Stock of ACG (valued at the initial public offering price of $14 per share) equal to three times their aggregate investment in CPFF, or $12.3 million. Thereafter, the balance of the shares of Common Stock of ACG held by CPFF will be distributed 25% to the holders of the Class A Interests and 75% to the holders of the Class B Interests. Accordingly, following the Offering, CPFF will distribute shares of Common Stock to the holders of the Class A Interests (including shares to Messrs. Rod K. Cutsinger and Brad K. Cutsinger, who own respectively approximately 13.6% and 2.4 % of the Class A Interests of CPFF) and shares of Common Stock to Consolidation Partners in respect of its Class B Interests. The shares of Common Stock distributed by CPFF will be entitled to certain registration rights and are subject to certain lock-up arrangements with the Underwriters of the Offering. Subject to the resolution of the matter described in the following paragraph, if the 7,560,780 shares of Common Stock of ACG are distributed by CPFF as provided above, CPFF would distribute 5,231,300 shares of Common Stock to Consolidation Partners, 315,674 shares of Common Stock to Rod K. Cutsinger, and 56,817 shares of Common Stock to Brad K. Cutsinger.

      Prior to the pricing of the Offering, Richard O'Neal, the principal shareholder of Great Western Directories, Inc., one of the Acquired Companies ("Great Western"), expressed disagreement with the effect of the Reverse Stock Split on certain warrants that had been issued to the stockholders of Great Western at the time of the execution of the initial acquisition agreement between AC Corp. and Great Western (the "Warrants"). CPFF and Mr. O'Neal agreed to engage in good faith negotiations to determine the type and amount of any consideration appropriately payable by CPFF to the holders of the Warrants following the consummation of the Offering. If a negotiated settlement cannot be reached within 45 days after the closing of the Offering, the matter will be referred to binding arbitration and the cost of such arbitration shall be borne by CPFF. CPFF agreed not to effect any distribution of ACG Common Stock to its interest owners prior to the resolution of these matters. The resolution of this matter is solely between

                                                              Page 9 of 12 Pages

CPFF and the principal shareholder of Great Western. ACG shall have no liability with respect to the resolution of this matter and no additional shares of ACG Common Stock or equivalents will be issued in connection therewith. In no event shall any assets of ACG be used to satisfy any negotiated settlement or arbitration award.

      In addition to the 7,560,780 shares beneficially owned by CPFF, with respect to which Rod K. Cutsinger shares voting and dispositive power, Rod K. Cutsinger has sole voting and dispositive power with respect to 76,739 shares of Common Stock. An officer of ACG has the right to purchase 47,255 of such shares from Mr. Cutsinger for $5.29 per share within 30 days after the consummation of the Offering. The shares of Common Stock beneficially owned by Mr. Cutsinger do not include the 230,418 shares of Common Stock, certificates for which Mr. Cutsinger had agreed to deliver to four individuals within 15 days of the closing of the Offering in connection with certain sales of Class A Interests by CPFF as described above.

      Rod K. Cutsinger is a director of ACG, although he is not an employee of that company. Pursuant to ACG's Non-Qualified Stock Option Plan for Non-Employee Directors (the "Directors' Plan"), immediately after the closing of the Offering Rod K. Cutsinger was granted options to acquire 15,000 shares of Common Stock at an exercise price equal to the initial public offering price of $14 per share. These options vest in equal annual installments on the first, second and third anniversaries of the consummation of the Offering. Since he does not have the right to acquire any of the shares of Common Stock subject to these options within 60 days of the date of this Schedule 13D, none of such shares are included in his beneficial ownership of Common Stock.

      In addition to the 7,560,780 shares beneficially owned by CPFF, which respect to which Brad K. Cutsinger shares voting and dispositive power, Brad K. Cutsinger has sole voting and dispositive power with respect to 47,255 shares of Common Stock. Also, in mid-1997, the Board of Directors of AC Corp. granted ten-year options to purchase 175,000 shares of its common stock to Brad K. Cutsinger at an exercise price of $2.50 per share. In January 1998, Brad Cutsinger exchanged these options to purchase AC Corp. common stock for ten-year, fully vested warrants to purchase a like number of shares of Common Stock at the same exercise price. As a result of the Reverse Stock Split, these warrants represent the right to purchase 66,157 shares of Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The holders of substantially all the shares of Common Stock and warrants issued in the Acquisitions and the Merger have certain rights to require ACG (but may not exercise such registration rights for a period of one year following the closing of the Offering) to register sales of such shares, or shares acquired pursuant to such warrants, under the Securities Act of 1933, as amended (the "Securities Act"). If, subsequent to the consummation of the Offering, ACG proposes to register any of its securities under the Securities Act, such holders are entitled to notice of such registration and to include their shares in such registration with their expenses borne by ACG, subject to the right of an underwriter participating in the offering to limit the number of shares included in such registration. In addition, the holders of a majority of such shares of

                                                             Page 10 of 12 Pages

Common Stock have the right to demand after one year from the closing of the Acquisitions, subject to certain limitations, that ACG file one registration statement covering sales of their respective shares, and ACG is obligated to pay the expenses of such registration.

      ACG's directors, its executive officers, and certain other stockholders of ACG, including CPFF, Consolidation Partners and Brad K. Cutsinger, have agreed that, subject to certain exceptions, during a one-year period following the effective date of the Registration Statement they will not, without the prior written consent of PaineWebber Incorporated, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock. In addition, Rod K. Cutsinger has agreed not to offer or sell any of his shares of Common Stock for a period ending 18 months after the closing of the Offering, subject to certain exceptions, in each case without the prior written consent of PaineWebber Incorporated.

      ACG and Rod K. Cutsinger have entered into a Standstill Agreement pursuant to which Mr. Cutsinger, among other things, agreed that, for three years after the completion of the Offering, he will not (i) acquire any voting securities of ACG other than the shares of Common Stock issuable as stock dividends or splits or upon exercise of his options under the Directors' Plan, (ii) sponsor or participate in any proxy solicitations, (iii) enter into or form voting trusts, pooling agreements or "groups", (iv) vote any of his shares of Common Stock in opposition to the recommendation of the disinterested members of ACG's board of directors regarding the election or removal of directors and matters relating to a possible change in control of ACG, or (v) directly or indirectly assist, encourage or induce any person to bid or acquire any class of securities that is entitled to vote for the election of directors. Mr. Cutsinger's obligations under the Standstill Agreement will terminate if he is removed from the Board or not renominated for election as a director in 2000.

      ACG's Board has also agreed, subject to its fiduciary obligations, to nominate as a director an individual designated by Liberty Cellular, Inc. (the owner of the 51% of the fiber optic network company not acquired by ACG in the Acquisitions) ("Liberty") that is reasonably qualified to serve on the board of directors of a publicly held corporation. This obligation expires on the first to occur of the tenth anniversary of the closing of the consummation of the Offering or the reduction of Liberty's ownership of Common Stock below 100,000 shares. Rod. K. Cutsinger has agreed to vote his shares of Common Stock in favor of Liberty's designee nominated by the Board.

      During a hearing on February 23, 1998, before the Bankruptcy Judge in Case No. 97- 43113-H3-11; IN RE NATIONWIDE LONG DISTANCE, INC.; Adversary No. 98-3097; NATIONWIDE LONG DISTANCE, INC. V. VADACOM, INC., ET AL. (in the United States Bankruptcy Court for the Southern District of Texas, Houston Division), Rod K. Cutsinger agreed to retain beneficial ownership of $6.5 million in market value of Common Stock (valued at the $14 per share initial public offering price) until he, CPFF and Consolidation Partners received a judgment in their favor against the plaintiffs in this proceeding.

                                                             Page 11 of 12 Pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

      A. Form of Lock-Up Agreement signed by Brad K. Cutsinger, CPFF and Consolidation Partners (incorporated herein by reference to Annex B of the Underwriting Agreement filed as Exhibit 1.1 to ACG's Registration Statement on Form S-1 (Registration No.
          333-37671)(the "Registration Statement")).

      B. Form of Lock-Up Agreement signed by Rod K. Cutsinger (incorporated herein by reference to Annex C of the Underwriting Agreement filed as
          Exhibit 1.1 to the Registration Statement.

      C. Form of Standstill Agreement dated as of February 18, 1998, between ACG and Rod K. Cutsinger (incorporated herein by reference to Exhibit
          10.41 to the Registration Statement).

      D. Form of Letter Agreement dated February 18, 1998, between Rod K. Cutsinger and Liberty Cellular, Inc.

      E. Agreement among Rod K. Cutsinger, CPFF and Consolidation Partners with respect to filing of joint Schedule 13D.

                                                             Page 12 of 12 Pages

                                 SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 1998.


                                     ROD K. CUTSINGER
                                     Rod K. Cutsinger, Individually



                                    CONSOLIDATION PARTNERS FOUNDING FUND, L.L.C.


                                    By:ROD K. CUTSINGER
                                       Rod K. Cutsinger, Manager



                                    CONSOLIDATION PARTNERS, L.L.C.


                                    By:ROD K. CUTSINGER
                                       Rod K. Cutsinger, Manager

                                                                    EXHIBIT D TO
                                                                    SCHEDULE 13D

                                ROD K. CUTSINGER
                          3355 West Alabama, Suite 580
                              Houston, Texas 77098


                                February 18, 1998


Liberty Cellular, Inc.
621 Westport Boulevard
Salina, Kansas 67401
Attn:  E. Clarke Garnett

        Re:  Agreement to Vote Advanced Communications Group, Inc. Stock.

Gentlemen:

Pursuant to Section 16.13 of the Agreement and Plan of Exchange dated as of October 6, 1997 by and among Advanced Communications Group, Inc. ("ACG"), Advanced Communications Corp., KIN Network, Inc., and Liberty Cellular, Inc. ("Liberty"), as amended by a First Amendment to Agreement and Plan of Exchange dated as of January 8, 1998 (the "Agreement"), the Board of Directors of ACG has agreed, subject to its fiduciary obligations, to nominate as a director, at the expiration of the initial term of the individual appointed to ACG's Board of Directors pursuant to Section 8.12 and thereafter as long as Liberty beneficially owns at least 100,000 shares of Common Stock, $.0001 par value of ACG ("Common Stock"), an individual designated by Liberty that is reasonably qualified to serve on the board of directors of a publicly held company. As required by Section 8.12 of the Agreement, I agree to vote all shares of Common Stock over which I have voting power from time to time in support of each candidate for director of ACG nominated pursuant to Section 16.13 of the Agreement.

Please acknowledge your acceptance of these terms by executing this letter below and returning an original copy to me.

                                            Very truly yours,

                                            Rod K. Cutsinger
ACCEPTED:

     LIBERTY CELLULAR, INC.

     By:____________________
     Name:__________________
     Title:_________________

                                                                    EXHIBIT E TO
                                                                    SCHEDULE 13D

        The undersigned agree that the Schedule 13D executed by each of them to which this agreement is attached, and any amendments thereto executed by each of them, is filed on behalf of each of them.

Dated: February 27, 1998.

                                            /s/ROD K. CUTSINGER
                                               Rod K. Cutsinger, Individually



                                            CONSOLIDATION PARTNERS FOUNDING
                                               FUND, L.L.C.


                                            By:  /s/ ROD K. CUTSINGER
                                                     Rod K. Cutsinger, Manager



                                            CONSOLIDATION PARTNERS, L.L.C.


                                            By:  /s/ ROD K. CUTSINGER
                                                     Rod K. Cutsinger, Manager